August 8, 2007

Mr. Declan Daly
Chief Financial Officer
Isolagen, Inc.
405 Eagleview Boulevard
Exton, Pennsylvania 19341

Re: Isolagen, Inc.
         File No. 001-31564

Dear. Mr. Daly:

   In your letter dated August 2, 2007, which you sent in response to a comment raised by the staff of the Division of Corporation Finance, you note that Isolagen, Inc. is a development stage enterprise and that BDO Seidman LLP, its principal independent accountant, placed reliance on the work of Isolagen's prior independent accountant for the period from December 28, 1995 (date of inception) to December 31, 2003 and made reference to this effect in its report. You request that we waive the requirement of Rule 2-05 of Regulation S-X to file the separate report of the prior independent accountant.

   We will not waive the requirements of Rule 2-05 of Regulation S-X. If your principal independent accountant makes reference to the work of another independent accountant in its report, both the report of the principal independent accountant and the independent accountant referenced must be filed. However, in your facts and circumstances, we will not object if the cumulative amounts since inception required by SFAS 7, paragraphs 11b and 11c are unaudited, provided that you comply completely with the disclosure required by SFAS 7, paragraph 11d and the associated audit of that disclosure.

   The position described above is based solely on the information included in your August 2, 2007 letter. New or different facts could warrant a different conclusion If you have any question about this letter, please call me at 202.551.3516.

                                        Sincerely,

                                        Todd E. Hardiman
                                        Associate Chief Accountant